FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2300, 250 – 5th Street S.W.
Calgary, Alberta T2P 0R4

2.	Date of Material Change
August 11, 2017.

3.	News Release
A news release was issued by TransGlobe on August 14, 2017 and disseminated through the facilities of a recognized news wire service and would have been received by the securities commissions where TransGlobe is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change
On August 14, 2017, the Company announced its interim financial results for the three and six months ended June 30, 2017. Disclosed with the interim results was an impairment loss of US$68.7 million on its exploration and evaluation assets.

5.	Full Description of Material Change
5.1    Full Description of Material Change:
On August 14, 2017, TransGlobe announced its interim financial results. During the quarter, the Company experienced a net loss of US$56.6 million, which includes a US$67.5 million non-cash impairment loss on the Company's exploration and evaluation assets at North West Gharib. The recoverable amount of the North West Gharib cash-generating unit is US$4.4 million. The Company's remaining North West Gharib exploration and evaluation assets were written down to nil. The impairment loss recognized in the quarter is a result of reducing the overall carrying value of the North West Gharib concession to the discounted present value of the internally estimated proved plus probable reserves recognized as at the end of the quarter. This impairment was taken after consideration of the uncertainty of the timing of additional exploration and development on the existing and pending development leases and the current forward outlook for Gharib blend pricing. The Company's exploration commitments on North West Gharib were entered into when the oil price environment was significantly stronger.
For additional details, please see the Company's financial statements and accompanying management's discussion and analysis for the second quarter of 2017, available on the Company's SEDAR profile at www.sedar.com.
5.2 Disclosure for Restructuring Transactions:
Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this material change report is:
Randy Neely, Vice President, Finance and Chief Financial Officer
Tel: (403) 264-9888
Fax: (403) 770-8855

9.	Date of Report
August 21, 2017.